SMITH, GAMBRELL & RUSSELL, LLP ATTORNEYS AT LAW
WASHINGTON, D.C. OFFICE ____ SUITE 800 1850 M STREET, N.W. WASHINGTON, D.C. 20036 TELEPHONE (202) 263-4300 FACSIMILE (202) 263-4329	SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. Atlanta, Georgia 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509 website www.sgrlaw.com ____ Established 1893	FLORIDA OFFICE ____ SUITE 2600, BANK OF AMERICA TOWER 50 NORTH LAURA STREET JACKSONVILLE, FL 32202 TELEPHONE (904) 598-6100 FACSIMILE (904) 598-6300

Terry Ferraro Schwartz (404) 815-3731 Direct Fax No.—(404) 685-7031 E-Mail—tschwartz@sgrlaw.com

December 21, 2005

VIA EDGAR TRANSMISSION AND FACSIMILE

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Mail Stop 3628

Washington, DC 20549

Re:	Wegener Corporation PRE14A, File No. 000-11003 Revised Preliminary Proxy Materials

Dear Ms. Murphy:

We have today electronically filed with the Securities and Exchange Commission a revised preliminary proxy statement and form of proxy on behalf of Wegener Corporation (the “Company”). The proxy statement and form of proxy have been revised to respond to the Staff’s comments and have been marked to indicate the changes made. This letter will respond to each of your comments in the order contained in your letter of December 20, 2005.

Notice of Annual Meeting

1. The preliminary proxy materials have been modified to clearly identify the securityholder proposal matter to be voted upon and the board of directors’ position on such proposal and recommendation that stockholders vote against the proposal. In addition to the Notice, corresponding changes have been made throughout the preliminary proxy statement and to the proxy card itself to clarify the stockholder proposal. Please note that the first page of the form of proxy does indicate in a boldface paragraph how proxies will be voted if no directions are given by the stockholder.

Celeste M. Murphy, Esq.

Securities and Exchange Commission

December 21, 2005

Questions and Answers About the 2006 Annual Meeting of Shareholders, page 2

How will my shares by voted?

2. The answer to this question has been clarified to indicate that unless otherwise specified, all shares represented by effective proxies will be voted in accordance with the Company’s description on the first page of the proxy statement.

Executive Compensation, page 10

Summary Compensation Table, page 10

3. Michael Placek and David Placek are both employed by Wegener Communications, Inc., a subsidiary of the Company. Michael Placek is Manager of Information Systems, ISO Certification and Facilities, and David Placek is a Senior Software Engineer. Michael Placek’s total compensation did not exceed $60,000 during fiscal 2005 and is not currently proposed to exceed $60,000 in fiscal 2006. David Placek’s compensation did exceed $60,000 in fiscal 2005 and disclosure pursuant to Rule 404(a) of Regulation S-K has been added to the proxy statement on page 16 under the caption “Certain Relationships and Related Transactions.”

Agenda Item Two, page 16

4. The preliminary proxy statement has been revised to move Agenda Items Two and Three to immediately follow Agenda Item One.

Proxy Card

5. The form of proxy has been marked “Preliminary Copy” in accordance with Rule 14a-6(e)(1).

6. We believe that the font type is now consistent for all proposals shown on the proxy card, which we have verified with the Company’s financial printer.

Closing Comments

Attached to this letter is a letter from the Company acknowledging the matters requested by the Staff.

Celeste M. Murphy, Esq.

Securities and Exchange Commission

December 21, 2005

We would appreciate your prompt review of the revised preliminary proxy statement and thank you in advance for your assistance in this matter.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP

/s/ Terry Ferraro Schwartz

Terry Ferraro Schwartz

[WEGENER CORPORATION LETTERHEAD]

December 21, 2005

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Mail Stop 3628

Washington, DC 20549

Re:	Wegener Corporation
PRE14A, File No. 000-11003
Revised Preliminary Proxy Materials

Dear Ms. Murphy:

In response to the Staff’s request in your letter dated December 20, 2005, Wegener Corporation hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert A. Placek
Robert A. Placek
Chairman of the Board, President and
Chief Executive Officer